Exhibit 99.1

AURICO GOLD ANNOUNCES DATE OF SPECIAL SHAREHOLDER MEETING

TORONTO, Ontario (September 8, 2011) – AuRico Gold Inc. (“AuRico”) (TSX: AUQ) announces that it has called a special meeting (the “Special Meeting”) of its shareholders to be held in Toronto, Ontario on October 14, 2011.

The purpose of the Special Meeting is to consider a resolution to approve the issuance of the AuRico common shares to Northgate security holders (the “Share Issuance Resolution”) in connection with the Arrangement (as hereinafter defined). The special meeting of AuRico shareholders is being held concurrently with the meeting of Northgate shareholders, which has been called to consider the Arrangement.

On August 29, 2011, AuRico announced that it had entered into an arrangement agreement (the “Arrangement Agreement”) with Northgate Minerals Corporation (“Northgate”), pursuant to which, among other things, AuRico will acquire all of the issued and outstanding common shares of Northgate in accordance with a plan of arrangement of Northgate under the British Columbia Business Corporations Act (the “Arrangement”). Assuming the Arrangement becomes effective, each Northgate shareholder will receive 0.365 of an AuRico common share for each Northgate common share.

Shareholders of record at the close of business on September 13, 2011 will be provided with the notice of the Special Meeting and management information circular in respect of the Special Meeting and will be entitled to vote at the Special Meeting. The Company’s information circular with respect to the Special Meeting will be mailed to shareholders on or about September 20, 2011.

About AuRico Gold:

AuRico Gold is a leading intermediate Canadian gold and silver producer with a diversified portfolio of high quality mines and projects in Mexico. The Company’s three wholly-owned operating properties include the Ocampo mine in Chihuahua State, the El Chanate mine in Sonora State and the El Cubo mine in Guanajuato State. A strong pipeline of development and exploration stage projects include the Guadalupe y Calvo advanced development property in Chihuahua State and the Orion advanced development property in Nayarit State, along with six exploration properties throughout Mexico. AuRico’s head office is located in Toronto, Ontario, Canada.

For further information please visit the Company’s website at http://www.auricogold.com or contact:

Rene Marion	Anne Day
President & CEO	Director of Investor Relations
(647) 260-8880	(647) 260-8880

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured”, “indicated” and “inferred” “resources”, that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in AuRico Gold’s Annual Report on Form 40-F, which may be secured from AuRico Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘target’’, ‘‘continue’’, ‘‘estimate’’, ‘‘may’’, and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding anticipated future financial and operational performance, the future price of gold and silver and the ratio of their prices, the de-risking of operations, future exploration results of its exploration and development programs and the success of the Company’s exploration approaches, the Company’s ability to delineate additional resources and reserves as a result of such programs, statements regarding its financial exposure to litigation, targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of completion of the Ocampo expansion program and improvements to the heap leach pad, costs and timing of the development and commencement of production of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2011 results, operating performance projections for 2011, our ability to fully fund our business model internally, 2011 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. The operating and financial performance of the Company will be affected by changes in the actual gold equivalency ratio realized in 2011. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

###